Exhibit 5
February 7, 2001
Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549 Ladies and Gentlemen:

          I am Senior Vice President, General Counsel and Secretary of Vulcan Materials Company (the "Company") and have acted as counsel for Vulcan Materials Company, a New Jersey corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, of $240,000,000 aggregate principal amount of 6.40% Notes due 2006 (the "Notes") pursuant to a Prospectus Supplement dated February 2, 2001 (the "Prospectus Supplement").

          The Notes will be issued by the Company pursuant to an indenture (the "Indenture"), dated as of May 1, 1991, between the Company and The Bank of New York, as successor to Morgan Guaranty Trust Company of New York, as trustee (the "Trustee").

          As counsel for the Company, I am generally familiar with the corporate affairs of the Company and its subsidiaries, as well as the Prospectus Supplement and the terms of the Indenture. In furnishing this opinion, I have examined such corporate and other records as I have deemed necessary or appropriate to provide a basis for the opinion set forth below. In my examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as original documents, and conformity to original documents of all documents submitted to me as certified or photostatic copies. This opinion is given as of the date hereof and is based upon facts and conditions presently known and laws and regulations presently in effect.

          I have assumed that the execution and delivery of, and the performance of all obligations under, the Indenture was duly authorized by all requisite action by the Trustee, and that the Indenture was duly executed and delivered by, and is a valid and binding agreement of, the Trustee, enforceable against the Trustee in accordance with its terms.

          Based upon the foregoing, and the other limitations and qualifications set forth herein, I am of the opinion that upon the issuance and sale thereof as described in the Prospectus Supplement and, when executed by the Company and duly authenticated by the Trustee in accordance with the terms of the Indenture, the Notes will (i) be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and (ii) be entitled to the benefits of the Indenture.

          The opinions set forth above are subject, as to enforcement, to (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors' rights generally, and (ii) general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or law).

          I hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the current report on Form 8-K, and further consent to the use of my name under the heading "Legal Opinions Regarding the Notes" in the Prospectus Supplement dated February 2, 2001.

Very truly yours, /s/ William F. Denson, III William F. Denson, III